DYNASTY GAMING INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited – Prepared by Management)

AS AT JUNE 30, 2008

Notice of Disclosure of Non-auditor Review of Interim Financial Statements

Pursuant to National Instrument 51-102, Part 4, subsection 4.3(3)(a) issued by the Canadian  Securities Administrators, if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the interim periods ended June 30, 2008 and 2007, have been prepared in accordance with Canadian generally accepted accounting principles and are the responsibility of the Company’s management.

The Company’s independent auditors, Horwath Leebosh Appel SENCRL\LLP, have not performed a review of these interim financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Dated this 29th day of August, 2008.

DYNASTY GAMING INC.
Interim Consolidated Balance Sheets
(stated in Canadian Dollars)
(unaudited)

	June 30, 2008	December 31, 2007
	$	$
ASSETS
Current assets
Cash	475,549	1,488,832
Restricted cash	37,624	36,575
Accounts receivable	40,852	43,006
Prepaid expenses	10,497	17,043
Investment held for transaction (cost $280,000)	214,137	280,000
	778,659	1,865,456
Deferred development costs (Note 6)	-	90,000
Property and equipment (Note 7)	20,370	404,394
Definite-life intangibles	6,008,000	2,000,000

	6,807,029	4,359,850

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	4,436,528	205,587

	4,436,528	205,587
Minority interest	412,944	492,792
	4,849,472	698,379

Shareholders' equity	1,957,557	3,661,471
	6,807,029	4,359,850

Commitments and Subsequent Event (Notes 11 and 12)

On behalf of the board:

        “Albert Barbusci”

 , Director

        “Joseph Lau”

 , Director

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Shareholders’ Equity

(stated in Canadian Dollars)
(unaudited)

	Capital Stock	Capital Stock	Contributed	Other Capital	Accumulated Other Comprehensive		Total Shareholders’
			Surplus		Income	Deficit	equity
	#	$	$	$	$	$	$
Balance - December 31, 2006	91,526,893	17,675,355	120,653	2,945,250	-	(11,122,899)	9,618,359
Shares issued – warrants	355,714	195,643		(17,786)			177,857
Shares issued - stock option Plan	464,967	325,926		(141,693)			184,233
Stock-based costs				(60,534)			(60,534)
Net loss for the year						(6,258,444)	(6,258,444)
Balance - December 31, 2007	92,347,574	18,196,924	120,653	2,725,237	-	(17,381,343)	3,661,471
Stock-based costs				186,071			186,071
Net loss for the period						(1,889,985)	(1,889,985)
Balance - June 30, 2008	92,347,574	18,196,924	120,653	2,911,308	-	(19,271,328)	1,957,557

The accompanying notes are an integral part of these consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Operations

Six months ended June 30, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	June 30, 2008		June 30, 2007
	3 months	6 months	3 months	6 months
	$	$	$	$
Revenues	-	-	51,740	51,740
Operating expenses
Direct costs	46,068	282,684	478,434	938,697
Marketing and promotion	69,216	106,630	1,433,632	1,663,807
Administrative	421,919	1,116,468	(56,073)	357,135
Amortization – deferred development costs	-	-	189,045	378,090
Amortization – property and equipment	14,547	36,925	37,108	72,633
Impairment – deferred development costs (Note 6)	(53,119)	(53,119)	-	-
Impairment - property and equipment (Note 7)	144,500	347,099	-	-
	643,131	1,836,687	2,082,146	3,410,362
Loss from operations	(643,131)	(1,836,687)	(2,030,406)	(3,358,622)
Other
Interest (expense) income	(7,555)	(3,997)	16,609	25,766
Foreign exchange gain (loss)	23,457	(63,286)	(6,785)	(4,351)
Loss on investment held for transaction	(1,428)	(65,863)		-
	14,474	(133,146)	9,824	21,415
Net loss before minority interest	(628,657)	(1,969,833)	(2,020,582)	(3,337,207)
Minority interest	(8,087)	79,848	-	-
Net loss	(636,744)	(1,889,985)	(2,020,582)	(3,337,207)

Net loss per share
Basic and diluted	(0.01)	(0.02)	(0.02)	(0.04)
Weighted average number of common shares
Basic	92,347,574	92,347,574	92,293,409	92,016,580
Diluted	92,347,574	92,347,574	92,293,409	92,016,580

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.
Interim Consolidated Statements of Cash Flows

Six months ended June 30, 2008 and 2007
(stated in Canadian Dollars)
(unaudited)

	June 30, 2008		June 30, 2007
	3 months	6 months	3 months	6 months
	$	$	$	$
Cash flows from operating activities
Net loss from continuing operations	(636,744)	(1,889,985)	(2,020,582)	(3,337,207)
Stock based compensation	40,656	186,071	(392,379)	(366,368)
Amortization – deferred development costs	-	-	189,045	378,090
Amortization – property and equipment	14,547	36,925	37,108	72,633
Impairment of deferred development costs	(53,119)	(53,119)	-	-
Impairment of property and equipment	144,500	347,099	-	-
Loss on disposal of equipment	-	-	(2,024)	(2,024)
Loss on investment held for transaction	1,428	65,863	-	-
Minority interest	8,087	(79,848)	-	-
	(480,645)	(1,386,994)	(2,188,832)	(3,254,876)
Change in non-cash working capital:
Accounts receivables	32,357	2,154	1,029,851	344,098
Prepaid expenses	15,872	6,546	359,243	109,429
Accounts payables and accrued liabilities	(42,762)	4,230,941	(209,033)	(429,680)
Deferred revenue	-	-	(48,908)	(48,908)
	5,467	4,239,641	1,131,153	(25,061)
	(475,178)	2,852,647	(1,057,679)	(3,279,937)
Cash flows from investing activities
Decrease (increase) in restricted cash	251	(1,049)	3,302	3,711
Decrease in other receivable	-	-	120,800	150,000
Tax credits received for development costs	53,119	143,119	-	127,210
Acquisition of property and equipment	-	-	(195,254)	(228,435)
Acquisition of definite-life intangibles	-	(4,008,000)	-	-
Equity investment	-	-	(92,688)	(326,408)
	53,370	(3,865,930)	(163,840)	(273,922)
Cash flows from financing activities
Issuance of common shares net of costs	-	-	125,233	362,090
	-	-	125,233	362,090
Net change in cash and cash equivalents	(421,808)	(1,013,283)	(1,096,286)	(3,191,769)
Cash and cash equivalents , beginning of period	897,357	1,488,832	5,455,534	7,551,017
Cash and cash equivalents , end of period	475,549	475,549	4,359,248	4,359,248

The accompanying notes are an integral part of these interim consolidated financial statements

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

1.

Going Concern Uncertainty

The consolidated financial statements have been prepared on the basis that the Company will continue as a going concern. However, the Company has sustained substantial losses; it has not achieved any significant revenues and it has a working capital deficiency at June 30, 2008 of $3,657,869, which represents a $5,317,738 decrease in its working capital of $1,659,869 as at December 31, 2007. The Company’s continuance as a going concern is dependent upon the completion of the proposed transaction described in note 12.

2.

Basis of Presentation

These statements are prepared by management and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation.

3.

Statutes of Incorporation and Nature of Activities

Dynasty Gaming Inc. (“the Company”) is continued under the Canada Business Corporations Act.

Through its wholly-owned subsidiaries: Mahjong Development Inc., Mahjong Systems Limited and Mahjong Systems (Cyprus) Limited, the Company was engaged in licensing its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”).  The Aggregate Strategy was halted as of October 2007 and the Company is pursuing agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary Mahjong Mania software (the “China Strategy”).

The Company, through DNY (BVI) Limited, entered into an agreement with Sega to purchase licenses for 4 online games.  This agreement is in anticipation of the completion of the proposed transaction. (Note 12)

4.

Significant Accounting Policies

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and follow the same accounting policies and their methods of application as the audited consolidated financial statements as of December 31, 2007. The Company’s interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and accordingly, should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

5.

Changes in Accounting Policies

On January 1, 2008, the Company adopted the new recommendations of Section 3862, Financial Instruments – Disclosures, Section 3863 Financial Instruments – Presentation and Section 1535 Capital Disclosures, issued by the Canadian Institute of Chartered Accountants (CICA).   Together, Section 3862 and 3863 are adopted to replace Section 3861 Financial Instruments – Disclosure and Presentation.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

5.

Changes in Accounting Policies (cont’d)

Section 3862 on financial instrument disclosures requires the disclosure of information about: a) the significance of financial instruments on the entity’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.  Section 3863 on presentation of financial instruments is unchanged from the presentation requirements included in Section 3861.  Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.  The new information is disclosed in notes 9 and 10.

Future changes in accounting policies

The CICA issued new accounting standard Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and  Section 3450, Research and Development Costs. This Section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are aligned with IFRS IAS 38, Intangible Assets. These new standards are applicable to financial statements relating to fiscal years beginning on or after October 1, 2008.  The adoption of this guideline should not have a material impact on the Company’s results.

In February 2008, the AcSB confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. For the Company, the conversion to IFRS will be required for interim and annual financial statements beginning on April 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the mandatory transition date.

6.

Deferred Development Costs

During the period the Company received net development tax credits of $143,119 (credits of $127,210 were received in the year ended December 31, 2007) and recorded impairment recovery of $53,119.

7.

Property and Equipment

				’June 30, 2008	’December 31, 2007
	Cost	Accumulated Amortization	Impairment	Net Book Value	Net Book Value
	$	$	$	$	$
Computer hardware and software	611,288	246,837	344,081	20,370	398,702
Furniture and fixtures	13,759	10,741	3,018	-	5,692
	625,047	257,578	347,099	20,370	404,394

During the period the company recorded impairment in the amount of $347,099 based on estimated future benefits (impairments of $114,660 were recorded in the year ended December 31, 2007).

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

8.

Related Party Transactions

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

	June 30, 2008		June 30, 2007
	3 months	6 months	3 months	6 months
	$	$	$	$
Director fees paid to	4,000	11,000	-	-
Other administrative costs paid to	102,159	205,206	56,250	142,416

9.

Financial Instruments

Financial Instruments – Carrying Values and Fair Values

The Company has determined that the carrying value of its cash, restricted cash, accounts receivable, and accounts payable approximate their fair value because of the relatively short periods to maturity of these instruments.

Liquidity Risk

The Company will not be able to meet its account payables as they become due unless it completes the proposed transaction described in note 12.

Foreign Currency Exchange Rate Risk

The Company is exposed to foreign exchange rate risk in that a high proportion of the accounts payable are denominated in U.S. dollars. The company has U.S. dollar accounts payable of $4,000,000. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

10.

Capital Disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to market its products, to finance its sales and marketing activities, research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with property and equipment and intangible assets.

Since inception, the Company has financed its liquidity needs primarily through private placements and issuance of common shares. When possible, the Company tries to optimize its liquidity needs by non-dilutive sources, including research tax credits, grants and interest income.  At June 30, 2008, the Company has no long-term debt.

At June 30, 2008, cash and cash equivalents amounted to $475,549.  The Company expects to raise additional capital through a private placement offering as described in note 12.

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

11.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $15,800,000 plus royalties based on revenues.  $1.8 million was paid in December 2007 following signing of the agreement; $4.0 million was due in March 2008 and $10.0 million is payable in 2009.   Late payments bear interest at 1.5% per month and the Company received an extension to the March 2008 payable until September 2008.

The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license.  The Running Royalty varies per game between 23% and 28% of the Company’s distribution net sales and it may increase by 1%, 2% or 3% depending on sales volume.

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, with the next payment due in the second quarter of 2008. The amount and frequency of future payments beyond February 20, 2008 shall be dictated by a Definitive Agreement to be concluded between both parties.   The Definitive Agreement has not yet been finalized and no other payments have been made. The Definitive Agreement is under negotiation.

12.

Subsequent Event

On August 20, 2008, Dynasty Gaming Inc and Sky Gain Holdings Limited (“Sky Gain”) signed a share exchange agreement (“the Agreement”) for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of Baiyou Digital Technology Co. Ltd (“Baiyou”), which is the parent company  of Baiyou Digital Technology (Baiyou Hangzhou) Co. Ltd. and of Silva Ford Technology Limited (“Silva Ford”), which is the parent company (through an intermediary company) of Baihui Digital Stars Technology Co. Ltd.   As a result of this proposed transaction, Dynasty Gaming proposes to change its name to PC Stars Inc., which will be the continuing company (“Company”).

Dynasty will purchase Baiyou shares and Silva Ford shares from Sky Gain and issue a minimum total of eleven million eight hundred thousand (11,800,000) post-consolidation common shares of Dynasty.  Of this amount, and as consideration for the purchase of the Silva Ford shares, Dynasty will issue nine million eight hundred thousand (9,800,000) post consolidation shares.  Of this amount, and as consideration for the purchase of the Baiyou shares, Dynasty will issue two million (2,000,000) post consolidation shares.  The consideration for the purchase of the Baiyou shares includes an earn-out provision for shares to be issued based on a multiple of net income for the period January 1, 2009 to December 31, 2009  which is calculated as follows:

DYNASTY GAMING INC.

Notes to Interim Consolidated Financial Statements

Six months ended June 30, 2008 and 2007

(stated in Canadian Dollars)  (unaudited)

12.

Subsequent Event (cont’d)

Seven times the achieved net income up to $2,500,000; plus 14 times the achieved net income from $2,500,000 up to a maximum of $5,250,000, earned over the period January 1 through December 31, 2009. The total number of shares to be received by the Baiyou shareholders will be determined by the 20 day average trading price of the company’s shares as of the day prior to issuance.  The 2,000,000 shares that are to be issued at the closing of the offering form the guaranteed portion of the allocation.  At the deemed issue price of $5.00 per share, the maximum number of shares that would be issued to Baiyou shareholders if they were to attain the maximum net income of $5,250,000 would amount to 11,200,000 shares (based on a valuation of $56,000,000).

 The consolidation of the Dynasty common shares will be done using a ratio of 1 new common share for 23.0869 old common shares.

Pursuant to this agreement, Dynasty will acquire 100% of the issued and outstanding shares of Baiyou in exchange    for shares of Dynasty’s common stock constituting 7.6% of its post-consolidated outstanding securities on a fully-diluted basis, subject to the earn-out provision described above.  In addition, Dynasty will acquire 100% of the issued and outstanding shares of Silva Ford in exchange for shares of Dynasty’s common stock constituting 37.4% of its post-consolidated outstanding securities on a fully-diluted basis.  As a result of this transaction, both Baiyou and Silva Ford will become wholly-owned subsidiaries of the Company and their stockholders will in turn own shares of the Company. Baiyou will hold 100% of Baiyou Digital Technology (Hangzhou) Co. Ltd., a wholly-foreign-owned enterprise (“WFOE”). Also as a result of this transaction, Silva Ford will hold, through an intermediary company, a 70% interest in Beijing Baihui Digital Stars Technology Co. Ltd.

Baiyou, Baiyou Digital Technology (Hangzhou) Co. Ltd .and Silva Ford are non-public, non-operating companies with nominal net non-monetary assets.  Beijing Baihui Digital Stars Technology Co. Ltd. is a non-public company formed and operating since March 1, 2006.

Concurrent with the acquisition,  Dynasty Gaming Inc  will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit.   The 3,000,000 warrants would entitle the holder to acquire one additional common share per warrant at a price of $6.00 per share, subject to adjustment, for a period of four years.